Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each

The Company was notified on 11 March 2008 of the following transactions by Persons Discharging Managerial Responsibility:

On 4 March 2008, the following persons acquired ordinary shares in the capital of the Company as a result of the maturity of awards made under the 2005-2007 cycle of the Company’s Long Term Incentive Plan:

Jim Chambers Chris van Steenbergen	25,884 shares 22,546 shares

These shares were acquired for nil consideration.

On 4 March 2008, the following individuals disposed of ordinary shares in the capital of the Company which vested under the 2005-2007 cycle of the Company’s Long Term Incentive Plan on 4 March 2008, the price received in each case being £5.50 per share:

Jim Chambers Chris van Steenbergen	25,884 shares 9,277 shares

On 4 March 2008, the following individual disposed of ordinary shares in the capital of the Company which vested on 4 March 2008 under the 2004-2005 cycle of the Company’s Bonus Share Retention Plan, the price received being £5.50 per share:

Chris van Steenbergen 20,823 shares

On 5 March 2008, the following persons acquired ordinary shares in the capital of the Company as a result of the maturity of awards made under the 2005-2007 cycle of the Company’s Long Term Incentive Plan:

David Macnair Matthew Shattock	31,527 shares 50,019 shares

These shares were acquired for nil consideration.

On 5 March 2008, the following individuals disposed of ordinary shares in the capital of the Company which vested under the 2005-2007 cycle of the Company’s Long Term Incentive Plan on 4 March 2008, the price received in each case being £5.50 per share:

David Macnair Matthew Shattock	12,626 shares 20,012 shares

On 5 March 2008, the following individuals disposed of ordinary shares in the capital of the Company which vested on 4 March 2008 under the 2004-2005 cycle of the Company’s Bonus Share Retention Plan, the price received in each case being £5.50 per share:

David Macnair Matthew Shattock	31,815 shares 36,587 shares

All transactions were carried out in London.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

Contact:
John Mills, Director of Group Secretariat
Tel: 020 7830 5176
Date: 12 March 2008